FOR IMMEDIATE RELEASE

Contacts:

Shareholder Communications Corporation 1-800-223-2064	Citigate Dewe Rogerson Rachel Lankester/Patricia Baronowski 1-212-688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

THE ASIA PACIFIC FUND, INC.
ANNOUNCES RESULTS OF TENDER OFFER

               (NEW YORK, NY December 19, 2000) - The Asia Pacific Fund, Inc. (NYSE, PSE: APB) (the “Fund”), a diversified, closed-end management investment company, announced today that in accordance with its tender offer for up to 2,731,280 of its issued and outstanding shares of common stock, which expired on Monday, December 11, 2000, the Fund has accepted that number of shares for payment today at $9.972 per share. These shares represent 15% of the Fund’s outstanding shares. A total of 8,413,664 shares were properly tendered and not withdrawn by December 11, 2000, the final date for withdrawals. Therefore, in accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis for all tendering stockholders, other than stockholders holding 99 or less shares who tendered all their shares and for whom the Fund is accepting all shares properly tendered (aggregating 59,710 shares). Accordingly, on a pro rated basis, 31.979% of the shares for each stockholder who properly tendered 100 or more shares has been accepted for payment.